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                              July 13, 2020

       Jill M. Taymans
       Chief Financial Officer
       Cryo-Cell International, Inc.
       700 Brooker Creek Blvd., Suite 1800
       Oldsmar, FL 34677

                                                        Re: Cryo-Cell
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2019
                                                            Filed February 28,
2020
                                                            File No. 000-23386

       Dear Ms. Taymans:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 30, 2019

       Item 9A. Controls and Procedures, page 67

   1.                                                   We note under
Evaluation of Disclosure Controls and Procedures    that you concluded
                                                        your disclosure
controls and procedures are not effective. However, under
                                                           Management   s
Report on Internal Control over Financial Reporting    you state    the
                                                        Company   s disclosure
controls and procedures and internal controls over financial reporting were
effective.    Please note that an assessment of internal control over financial reporting is separate
and distinct from an assessment of disclosure controls and
                                                        procedures. Please
address the following:

                                                              tell us how you
concluded your internal control over financial reporting
                                                            was effective as of
November 30, 2019 considering that your disclosure controls and procedures were not
effective as of the same date;
                                                              amend your Form
10-K to provide management's evaluation and assessment of your
 Jill M. Taymans
Cryo-Cell International, Inc.
July 13, 2020
Page 2
              internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f)
              of the Exchange Act and clearly state whether such controls are effective or not effective;
                include in the amended filing a discussion of any identified material weaknesses;
                explain to us the changes implemented in your disclosure controls and procedures that enabled management to conclude that they were effective as of February 29,
              2020 as disclosed in your Form 10-Q.

         Refer to Items 307 and 308 of Regulation S-K.
2. Please tell us why you continue to include the disclosures related to the PrepaCyte Form
         8-K that was filed on July 16, 2015.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameJill M. Taymans                              Sincerely,
Comapany NameCryo-Cell International, Inc.
                                                               Division of
Corporation Finance
July 13, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName